EXHIBIT 23.8

Independent Auditors’ Consent

The Board of Directors
Granite Hacarmel Investments Limited

We consent to the incorporation by reference in the registration statements (No. 333-61895 and No. 333-55970) on Form S-8 of Ampal American Israel Corporation of our report dated March 25, 2004, with respect to the consolidated balance sheet of Granite Hacarmel Investments Limited as of December 31, 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2003, which report appears in the Form 10-K of Ampal American Israel Corporation.

Our report dated March 25, 2004 contains an explanatory paragraph for claims against consolidated companies.

Somekh Chaikin
Certified Public Accountants (Isr.)

Haifa, March 10, 2005